Pernod Ricard

02 MAR -8 AM 8:21

December 20, 2001

82-3361

AP/CE/405.2001

SUPPL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

02015757

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, press-releases concerning our Company and delivered to the French Market.

Wishing you a good receipt of those documents,

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Yours sincerely,

Antoine PERNOD

Encl. : 3 pages

dlw 3/14

Pernod Ricard

Pernod Ricard
An interim dividend of Euro 0.80 net

Paris, 19 December 2001 – Pernod Ricard's board of directors agreed on 18 December 2001 to pay an interim dividend of Euro 0.80 net with a Euro 0.40 tax credit. This dividend will be paid on 10 January 2002.

In keeping with Pernod Ricard normal practice, this amount is equivalent to half the dividend paid last year.

For further information, please contact:

Alain-Serge Delaitte/ Corporate Communications 33 (0)1 40 76 77 12
Patrick de Borredon/ Investor Relations: 33 (0)1 40 76 77 33

Pernod Ricard

FTC approves the acquisition of the Seagram spirits and wine business

Pernod Ricard will become one of the world's three leading operators in spirits and wine

Paris, December 19 2001 - Pernod Ricard is pleased to confirm that the United States competition authorities (Federal Trade Commission) have authorised the acquisition of the Seagram spirits and wine business by Pernod Ricard and Diageo. Upon official closure of the deal, expected in the next few days, the group's core business will double in size and it will become one of the world's three leading players in the spirits and wine market. Shortly, Diageo and Pernod Ricard will complete disposal of the following Seagram venture assets: Four Roses bourbon (to Kirin Brewery Company Ltd of Japan), Sandeman Port (to Sogrape Holding of Portugal), Mumm Sekt (to Rotkappchen Sektkellerei of Germany) , Oddbins (to Castel Frères Group of France). Pernod Ricard will retain the Seagram Cooler range.

Brands owned and marketed by Pernod Ricard will henceforth represent an annual volume of approximately 46 million cases for spirits and 17 million cases for wine, wine-based aperitifs and sweet natural wines. The group will have major brands in all spirits' categories, of which 11 sell more than 1 million cases per annum.

From 2002, whisky (13 million cases) becomes the group's primary sector of activity with 3 brands selling more than one million cases: Chivas Regal (the leading premium Scotch), Jameson (the leading Irish whiskey) and Clan Campbell (the leading Scotch in France).

The group will have three white spirits brands selling over one million cases: the gins Larios and Seagram's Gin and the Polish "wodka" Wyborowa. In total, the group's white spirits will be 10.5 million cases.

In its historical core business, anise-based spirits, the group was already number 1 worldwide with its main brands Ricard (ranked 5th worldwide in the spirits category), Pastis 51 (a million - case brand), Pernod (the most international anise) and Ouzo Mini (number 1 in Greece). Anise represents a volume of 9 million cases.

In the rums sector (3.5 million cases), the group will now own two one-million-case brands which are experiencing strong growth: the Cuban rum Havana Club, a priority brand on the international market, and Montilla, the market leader in Brazil.

Pernod Ricard is also number 1 in the bitters market with almost 3 million cases (Amaro Ramazzotti, Becherovka, Suze...). In 2002, it will become the number 2

operator in the cognac market having acquired the prestigious Martell range, another million-case brand.

Finally, in the wine sector, the group has a very strong potential for growth with its Australian Jacob's Creek, whose sales over the last 12 months exceeded the 5 million cases benchmark.

In its core business, spirits and wine, Pernod Ricard will realise a total turnover of approximately €3.6 billion excluding duties and taxes (based on sales in 2000).

The cost of the acquisition of the Seagram spirits and wine business amounts to $8.15 billion, of which $3.2 billion will now be contributed by Pernod Ricard.

The integration of the Seagram brands and activities into the group's core business will create real value for shareholders and it is anticipated that benefits will become apparent in the first full financial year. As a reminder, last January, it was projected that this acquisition would lead to a doubling of EPS contribution within five years.

NB: a case contains 12 bottles of 0.75 cl =9l

For further information, please contact

Alain-Serge Delaitte/ Corporate Communications 33 (0)1 40 76 77 12
Patrick de Borredon/ Investor Relations: 33 (0)1 40 76 77 33

More information available on: www.pernod-ricard.com